                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549





                                FORM 12B-25
                         NOTIFICATION OF LATE FILING




                                FORM 10-QSB

       For Period Ended: March 31, 2002 SEC FILE Number 0-30069
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PART I- REGISTRANT INFORMATION




                     Enviro-Energy Corporation
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                     Full Name of Registrant


                        ThermaFreeze, Inc.
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                    Former Name if Applicable

       4430 Haskell Avenue                Encino, CA 91436
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Address of Principal Executive Office  City, State and Zip code












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PART II- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed.

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X] Yes

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report of Form 10Q, or portion thereof will filed on or before the fifth calendar day following the prescribed due date; [X] Yes

(c) The accountant's statement or other exhibit required by Rule 12b 25(c) has been attached if applicable [X] N/A

PART III- NARRATIVE

Form 10QSB, the Quarterly Report for Small Business Corporations, could not be filed by Enviro-Energy Corporation on time in view of the fact that we have just recently submitted our Form 10KSB for the year ending December 31,2001 to become fully compliant with the reporting requirements of the SEC. Thus, we require more time to gather data to fully comply with the submission requirements of the Form 10QSB.


PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


             Galen Loven      509          921-9150
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                Name       Area code   Telephone Number

(2) Have all other periodic reports required under Section
13 or 15 (d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the
preceding 12 months or for such shorter period that the
registrant was required to file such report(s) been filed?
If answer if no, identify report(s).     [X] Yes [ ] No


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(PART IV- OTHER INFORMATION, continued)

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                          [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimated of the results cannot be made.



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                   Enviro-Energy Corporation
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          (Name of Registrant as Specified in Charter)

has caused this notification to the signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 15, 2002     By: /s/ Galen D. Loven, Chairman
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